

December 3, 2010

Mr. Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

      Re: **CIBER, Inc.**
            Form 10-Q for the Quarterly Period ended June 30, 2010
            Filed August 5, 2010
            File No. 001-13103

Dear Mr. Cheesbrough:

We have reviewed your letter dated November 12, 2010 and the supplemental information you provided, in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 19, 2010.

We have evaluated your November 12, 2010 response and the supplemental information you provided. This response and information continue to raise questions as to the appropriateness of the calculated fair values of CIBER's reporting units and consequently the sufficiency of the goodwill impairment recognized. More specifically, we did not find persuasive one or more of the reasons you cited to support the reconciliation of the aggregate of the fair value of CIBER's reporting units to CIBER's market capitalization. After evaluating the supplemental information provided with the reconciliation, it appears that this difference may be attributable to the methods and assumptions you used to value your reporting units. In order to help you facilitate our understanding of your reconciliation difference, we highlight below for your consideration observations about your explanation of the reconciliation difference as well as observations specific to your valuation approaches. We ask that you reevaluate the appropriateness of your calculated fair values of your reporting units in the context of these observations. If after conducting this reevaluation you continue to believe that your calculated fair values of your reporting units are appropriate, we ask that you reexamine the underlying causes of the reconciliation difference.

Reconciliation Observations

1. We did not find persuasive your reconciliation assertion that the five factors previously cited by you and referenced in our October 19, 2010 comment letter would be disregarded by a market participant in determining the fair value of your reporting units. We note the following:

    - The assertion appears to be inconsistent with market participant behavior. Your assertion that CIBER's Chairman and CEO and President and the business strategy they articulate and the direction they provide has an insignificant effect on the fair value of a reporting unit suggests that market participants would immediately break-up CIBER in order to capture the significant "leadership change" premium to CIBER's market capitalization implied by your deemed fair value of CIBER's reporting units.
    - The assertion appears to be inconsistent with several statements in the company's filings as it suggests that CIBER's Chairman and CEO and President play an insignificant role in creating the environment that:

        - Permits CIBER's domestic reporting units to operate without cash on hand. CIBER's historical cash management practices has relied upon a combination of "operating cash flow and borrowings, as well as periodic sales of [CIBER's] common stock to finance ongoing operations and business combinations" (2009 Form 10-K, page 27 and June 30, 2010 Form 10-Q, page 21).
        - Results in "corporate strengths…[that] position us to respond to the long−term trends, changing demands and competition within our principal markets" (2009 Form 10-K, page 7). Your summary disclosure of the company's competitive advantages suggests they are primarily rooted in the company's ability to offer a broad range of complementary, quality services.

2. We did not find any analysis in the supplemental information that explained how the value of the reporting units reflect the impact of the company's anti-take-over defenses and the restrictions placed upon your business by your Senior Credit Facility (including limitations on the incurrence of additional investments, mergers, dispositions and acquisitions, and a prohibition on the payment of any dividends). [See 2009 Form 10-K, page 14 and June 30, 2010 Form 10-Q, page 24, respectively.]

3.   We did not find any analysis in the supplemental information that explained why the magnitude of the forecast risk adjustment factor, which varied by reporting unit, appropriately captured for each reporting unit missed internal reporting-unit level budgets and declines in reporting-unit operating margins as the first paragraph on page 3 of your November 12, 2010 response indicates.

4.   We were unable to reconcile the statement in the first paragraph on page 3 of your November 12, 2010 response that indicates that lower quartile comparable EBITDA multiples adequately reflected the effect of missed internal reporting unit level budgets and declines in reporting-unit level operating margins with the last paragraph on page 3 that indicates those multiples were only used when the comparable companies you identified did not in fact have comparable margins to the company.

Discounted Cash Flow Methodology Observations

1.   It appears that the weighted average cost of capital assumption you use in each of your reporting unit valuations may be lower than it should be because:

  •   Your cost of equity estimates appears to exclude the small stock premium.
  •   Your methodology for determining your cost of debt estimates does not appear to eliminate the effects of any short-term (i.e., working capital and/or operational related) financings at each of the comparable companies you identify (for example, the cost of debt of several comparables, grossed up for taxes, are lower than your risk-free rate estimate). It also excludes from the determination of your cost of debt assumption the effects of certain comparable companies that you identify for which debt is a part of their capital structure. In reevaluating this particular assumption, please consider how the assumption would have changed had you derived the cost of debt estimates using the yield for long-term debt that corresponds to a representative long-term credit rating for the comparable companies.

2.   It does not appear appropriate to assume that the footnoted capital expenditure will occur absent contemporaneous evidence to support that assumption. If appropriate contemporaneous evidence exists, it does not appear appropriate to include the footnoted capital expenditure without adjusting the discount rate used to present value the expected cash flows of the expenditure because the risk inherent in those cash flows will likely differ from those inherent in the reporting unit's aggregate cash flows.

Comparable Public Company Methodology Observations

1. It is unclear why the comparable company methodology yields significantly different value indications to those determined using the discounted cash flow methodology. In reevaluating the fair value of your reporting units, please reconcile the value indications of both of these methodologies for each of your reporting units.

2. It is unclear why it is appropriate to use the multiples chosen to calculate the comparable public company valuation and why you weighted them equally. In this regard, explain why this methodology is appropriate when the reporting units and the comparable companies you identify are fully operating businesses (i.e., non-start ups).

3. We are unable to identify in the supplemental information, the narrative that explains and supports the underlying revenue growth, margin improvement and SG&A reductions implicit in your EBITDA assumptions. For example, it appears that the one of your reporting unit was in the bottom quartile and that you assume that reporting unit will be in the top quartile in future periods.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief